EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.

JULY 23, 2002

Embratel Holding Company

(Translation of registrant's name into English)

SCN-Quadra CN2, Lote F, 2° Andar, Sala 204,
Brasília-DF, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F _X_ Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes __ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] __N/A__

EMBRATEL HOLDING COMPANY

TABLE OF CONTENTS

Item 1

Release

Embratel will not be affected by WorldCom's Filing for Reorganization

Investments for 2002 are maintained and should reach R$1.1 billion

Rio de Janeiro, Brazil - July 22, 2002 - Embratel Participações S.A. (Embratel Participações or the "Company") (NYSE: EMT; BOVESPA: EBTP3, EBTP4), the Company that holds 98.8 percent of Empresa Brasileira de Telecomunicações S.A. ("Embratel"), today announced that is an operating company financially independent from WorldCom. Therefore, Embratel's operations will continue as usual. WorldCom's filing for reorganization will neither affect Embratel nor interfere in our day-to-day operations.

This statement was made by Jorge Rodriguez, Embratel's President and CEO, following WorldCom's announcement that it had filed for Chapter 11 in the U.S.. According to its major executive, Embratel had always had and will maintain an operational independence from WorldCom. The only operational flows between the two companies are international settlement receivables and payables and management fee, as defined in Embratel's concession contract.

Reorganization under Chapter 11 in the U.S. is very similar to the Brazilian concordata. The decision to file for Chapter 11 was taken to protect WorldCom, which will continue to operate regularly while its debt will be restructured and a business reorganization plan will be launched.

According to Embratel's CEO, "there are no inter-company loans between Embratel and WorldCom. Embartel's loans are obtained directly from banks and other financial entities and bear no guarantee from WorldCom. An example of this financial independence can be highlighted by the US$270 million syndicated loan obtained earlier this year, which, combined with a trade financing of US$35 million, fulfilled Embratel's financial needs for 2002."

Investments are maintained

Embratel will maintain its investment program for 2002 at R$1.1 billion, prioritizing the expansion of data communication and value-added services (broadband, Internet and direct access, among others).

Infrastructure to provide local services to corporate clients and the expansion of the metropolitan fiber optic and satellite networks are also being contemplated in our 2002 capital expenditures. In order to reach this objective, Embratel will maintain, in the coming quarters, the average investment observed in the first quarter of 2002 at about R$250 million.

- Embratel is ready to compete in the local market as soon as Embratel grants us the license to do so – state Jorge Rodriguez.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country. Service offerings include: advanced voice, high-speed data communication services, Internet, satellite data communications and corporate networks. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

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Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2519-9662
fax: (55 21) 2519-6388
21 email: silvia.pereira@ embratel.com.br or invest@embratel.com.br

Helena Duncan/Mariana Palmeira
Press Relations
tel: (55 21) 2519-3653/3654
fax: (55 21) 2519-8010
email:hduncan@embratel.com.br or mpalm@embratel.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Embratel Holding Company

Date: July 23, 2002

By: ______________________
Name: Daniel Eldon Crawford
Title: President